Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 323,998,127.00	0.0001531	$ 49,604.11
Fees Previously Paid
	Total Transaction Valuation:	$ 323,998,127.00
	Total Fees Due for Filing:			$ 49,604.11
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 49,604.11
Offering Note
[1]	(1) The Transaction Valuation is estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase 17,753,322 shares of Common Stock of CVR Energy, Inc. at a purchase price equal to $18.25 per share in cash. (2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2025, effective October 1, 2024, by multiplying the transaction valuation by 0.00015310.